UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: July 15, 2010
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-162579) ORIGINALLY FILED WITH THE SEC ON OCTOBER 20, 2009
Item 6 — Exhibits
The following exhibits are filed as part of this Report:

5.1	Opinion of Watson, Farley and Williams (New York) LLP
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	/s/ Peter Evensen
Peter Evensen
Date: July 15, 2010		Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Our reference: 25246.50000/19118338v1	Watson, Farley & Williams (New York) LLP 1133 Avenue of the Americas New York, New York 10036

Tel (212) 922 2200 Fax (212) 922 1512
July 14, 2010
Teekay LNG Partners L.P.
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
Registration Statement on Form F-3 (No. 333-162579) — Prospectus Supplement
Dear Sirs:
We have acted as special counsel for Teekay LNG Partners L.P., a limited partnership organized under the laws of the Marshall Islands (the “Partnership”), on matters of the law of the Republic of The Marshall Islands (“Marshall Islands Law”) in connection with the issuance and sale by the Partnership of up to 1,713,502 common units (the “Units”). The Units are being issued and sold by the Partnership pursuant to the Partnership’s Registration Statement on Form F-3 (No. 333-162579) (such registration statement, any amendments or supplements thereto (including any necessary post-effective amendments) and any additional registration statement filed pursuant to Rule 462(b) are referred to collectively as the “Registration Statement”), the prospectus contained therein dated October 29, 2009 (the “Prospectus”) and the prospectus supplement dated July 14, 2010 (the “Prospectus Supplement”) to the Prospectus.
In rendering this opinion, we have examined originals or photocopies of all such documents, including (i) the Registration Statement, (ii) the Prospectus, (iii) the Prospectus Supplement, (iv) the Purchase Agreement (the “Purchase Agreement”) dated July 14, 2010 among the Partnership and Clearbridge Energy MLP Fund, Inc. and (v) such other papers, documents, agreements, certificates of public officials and certificates of representatives of the Partnership, as we have deemed necessary.
In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as photocopies, that there have been no undisclosed modifications, either written, verbal or otherwise, of any provision of any document reviewed by us in connection with the rendering of the opinions set forth herein, and the completeness of each document submitted to us. In rendering this opinion, we have also assumed that:
(i)	the Purchase Agreement has been duly and validly authorized, executed and delivered by the parties thereto (other than the Partnership); and
(ii)	the validity and enforceability of the Purchase Agreement against the parties thereto.
As to any questions of fact material to our opinion, we have, when relevant facts were not independently established, relied upon the aforesaid certificates or comparable documents, and the
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Watson, Farley & Williams (New York) LLP is a limited liability partnership registered in England and Wales with registered number OC312253. It is regulated by the Solicitors Regulation Authority and its members are solicitors or registered foreign lawyers. A list of members of Watson, Farley & Williams (New York) LLP and their professional qualifications is open to inspection at the above address. Any reference to a ‘partner’ means a member of Watson, Farley & Williams (New York) LLP, or a member or partner in an affiliated undertaking, or an employee or consultant with equivalent standing and qualification.
Watson, Farley & Williams (New York) LLP or an affiliated undertaking has an office in each of the cities listed above.

Teekay LNG Partners L.P. July 14, 2010	Page 2
representations and warranties of the Partnership contained in the Purchase Agreement. We have not independently verified the facts so relied on.
This opinion letter is limited to Marshall Islands Law and is as of the date hereof. We expressly disclaim any responsibility to advise of any development or circumstance of any kind, including any change of law or fact that may occur after the date of this opinion letter that might affect the opinion expressed herein.
Based on the facts as set forth in the Prospectus and the Prospectus Supplement and having regard to legal considerations which we deem relevant, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that when the Units are issued and delivered against payment therefor in accordance with the terms of the Purchase Agreement, the Registration Statement, the Prospectus and the Prospectus Supplement, the Units will be validly issued, fully paid and nonassessable.
We consent to the filing of this opinion as an exhibit to a Report on Form 6-K of the Partnership and to the references to our firm in the Registration Statement and the Prospectus. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder nor do we admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “expert” as used in the Securities Act.
Very truly yours,
Watson, Farley & Williams (New York) LLP